Exhibit 99.1

Michael Acuff joins Pacific Drilling as SVP of Sales

and Business Development

LUXEMBOURG (June 9, 2014) — Pacific Drilling S.A. (NYSE: PACD) announced today that Michael Acuff joined the company as senior vice president of sales and business development, effective June 1, 2014. Acuff will be based in Houston and responsible for management and administration of all company sales, contract acquisition and corporate planning activities.

“I am pleased to welcome Michael to Pacific Drilling,” said CEO Chris Beckett. “His proven track record and extensive industry experience will be invaluable to us as we expand our fleet and continue to grow the company.”

Acuff most recently was senior vice president of contracts and marketing at Diamond Offshore. His extensive industry experience includes more than a decade at Transocean, where he held various management positions in marketing, corporate planning, operations and human resources.

Prior to joining Transocean, Acuff served in the U.S. Army from 1993 to 1997 as battery executive officer, battalion personnel officer and platoon leader. Acuff holds a bachelor’s degree in civil engineering from the University of Tennessee-Knoxville and an MBA in finance from Rice University.

In conjunction with the expansion of the team, Bob MacChesney will move to the role of SVP of key accounts. He will continue to be based in Singapore and will focus on developing and maintaining strategic relationships with certain key existing and target clients in Europe and Southeast Asia.

MacChesney joined the company in 2008 and as one of the founders has played a critical role in building the company to its current strong standing. He has more than 30 years of experience in the drilling industry, including 20 years with Schlumberger and nine with Transocean.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast-growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates five drillships under customer contract, has one drillship mobilizing to begin its drilling operations under client contract and has two drillships under construction at Samsung Heavy Industries. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Contact:

Pacific Drilling

Amy Roddy, +1 832 255 0502

Investor@pacificdrilling.com